[Letterhead of Holland & Knight LLP]

July 19, 2005	STEPHEN P. ARTUSI (561) 650-8352 Internet Address: stephen.artusi@hklaw.com

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Hughes Supply, Inc. Registration Statement on Form S-4/A File No. 333-124792 and 333-124792-01 through 38 Acceleration Request

Ladies and Gentlemen:

On behalf of Hughes Supply, Inc. (the “Company”) and the subsidiaries of the Company that are additional registrants with respect to the above-referenced Registration Statement, in connection with the above-referenced pending Registration Statement on Form S-4/A under the Securities Act of 1933, as amended (as amended by an Amendment No. 1 to Registration Statement on Form S-4/A filed with the Commission on June 30, 2005, and an Amendment No. 2 to Registration Statement on Form S-4/A filed with the Commission on July 19, 2005, the “Registration Statement”), we are enclosing the formal request of the Company and such additional registrants for acceleration of the effectiveness of the Company’s Registration Statement at 4:00 p.m. on Thursday, July 21, 2005, or as soon thereafter as practicable.

If you have any questions or comments regarding this matter, please contact the undersigned at (561) 650-8352.

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Securities and Exchange Commission

July 19, 2005

Very truly yours, HOLLAND & KNIGHT LLP

By:	/s/ Stephen P. Artusi
Stephen P. Artusi

Attachment

cc:	John Z. Paré, Esq. Tom McAleavey, Esq.